Exhibit 99.2

Q2 FY22 Results:

Mytheresa reports strong GMV growth of 26.2% in Q2 FY22

and increases guidance for full fiscal year 2022

•	Gross Merchandise Value (GMV) growth of 26.2% to €200.2 million in Q2 FY22, compared to €158.6 million in Q2 FY21
•	Top-line strength evident by the two-year GMV growth of 67.7% in Q2 FY22 vs. Q2 FY20

•	Net sales increase of 18.3% year-over-year to €187.6 million

•	Continued strong profitability with adjusted EBITDA of €28.3 million compared to €22.1 million in Q2 FY21, representing 27.8% growth

MUNICH, Germany (February 16, 2022) – MYT Netherlands Parent B.V. (NYSE: MYTE) (“Mytheresa” or the “Company”), the parent company of Mytheresa Group GmbH, today announced financial results for its second quarter of fiscal year 2022 ended December 31, 2021. The luxury multi-brand digital platform delivered another quarter of strong growth with continued strong profitability.

Michael Kliger, Chief Executive Officer of Mytheresa, said, “The excellent results and performance of the second quarter of fiscal year 2022 show that Mytheresa is emerging as one of the few winners in the luxury ecommerce space. The record number of first time customers and the increased spend from existing customers prove our unique customer centric approach. We are confident that Mytheresa remains the best partner of choice for luxury brands to engage with our high value multi-brand customers who cannot be easily reached with mono-brand offerings. We believe there are still massive growth opportunities for Mytheresa driven by the shift of luxury consumers to online and untapped geographic as well as category potential.”

Kliger continued, “Furthermore, we are gaining traction as a top of mind shopping destination for luxury consumers in the United States, where we see strong growth quarter after quarter. There is a void in the US retail landscape for a true luxury retail player and consumers are leaning into Mytheresa to help fill that void. We are excited to reach an increasing number of customers across the US with particular strength in Florida, Texas and California which are emerging as major markets for luxury demand. We see a long runway for Mytheresa growth in the US.”

FINANCIAL HIGHLIGHTS FOR THE SECOND QUARTER ENDED DECEMBER 31, 2021

•	GMV increase of 26.2% year-over-year to €200.2 million, as compared to €158.6 million in the prior year period

•	Net sales increase of 18.3% year-over-year to €187.6 million

•	Increase of 390 basis points gross profit margin to 53.4% compared to 49.5% in the prior year period due to the increase in full price business and sales from the CPM generating 100% gross margin

•	Adjusted EBITDA of €28.3 million, as compared to €22.1 million in the prior year period

•	Increase of adjusted EBITDA margin to 15.1% from 14.0% in Q2 FY21

•	Adjusted operating income of €26.0 million, as compared to €20.1 million in the prior year period

•	Adjusted net income of €18.9 million, as compared to €14.8 million in the prior year period

RECENT BUSINESS HIGHLIGHTS

Strong Global Expansion:

•	Strong GMV growth across all geographies with +26.2% vs. Q2 FY21 and +67.7% vs. Q2 FY20

•	Strongest net sales growth again in the United States with +74.2% vs. Q2 FY21 as market penetration accelerates

•	High-impact top customer events held in Europe, China and the United States

Continued Brand Partnerships:

•	Launch of exclusive capsule collections and pre-launches in collaboration with Tom Ford, Isabel Marant, Givenchy, Acne Studios, Ami Paris, Christian Louboutin, Bottega Veneta and many more

•	Successful roll-out of the Curated Platform Model (CPM) to now 6 brands with positive business impact

•	First ever 360° virtual reality pop-up produced for Moncler exclusives’ launch on Mytheresa

High-quality Customer Growth:

•	LTM growth of active customers of 30.2% reaching 740,000 customers

•	New record number of new first-time buyers in one quarter with over 120,000 customers

•	Continued positive repurchase rates of newly acquired customer cohorts in Q2 FY22

•	Strong growth of number of top customers with 39.6% in Q2 FY22 vs. Q2 FY21 as well as increase in average GMV per top customers with 2.3% in Q2 FY22 vs. Q2 FY21

•	Launch of carbon offsetting option for our customers when ordering in addition to Mytheresa’s commitment to reach carbon neutrality with FY22

Consistent Strong Operational Performance:

•	Maintained business continuity in all operations with focus on health and well-being of all Mytheresa employees as top priority despite Omicron virus wave

•	Very high customer satisfaction with a Net Promoter Score of 82.2% in Q2 FY22 despite global shipping delays

•	Achieved strong gross profit margin with 53.4% in Q2 FY22 based on consistent focus on full-price business and sales from the CPM generating 100% gross margin

•	Start of construction of new warehouse at Leipzig Airport, Germany, with expected significant improvements in delivery times

BUSINESS OUTLOOK

For the full fiscal year ending June 30, 2022, we raise our previous guidance:

•	GMV in the range of €755 million to €775 million, representing a 23% to 26% growth (up from €750 million to €770 million, representing a 22% to 25% growth)

•	Net sales at €700 million to €720 million (confirmed €700 million to €720 million)

•	Gross profit at €350 million to €365 million, representing a 22% to 27% growth (up from €345 million to €355 million, representing a 21% to 24% growth)

•	Adjusted EBITDA margin in the range of 9% to 10% (up from 8% to 9%)

The foregoing forward-looking statements reflect Mytheresa’s expectations as of today's date. Given the number of risk factors, uncertainties and assumptions discussed below, actual results may differ materially. Mytheresa does not intend to update its forward-looking statements until its next quarterly results announcement, other than in publicly available statements.

CONFERENCE CALL AND WEBCAST INFORMATION

Mytheresa will host a conference call to discuss its second quarter of fiscal year 2022 financial results on February 16 , 2022 at 8:00am Eastern Time. Those wishing to participate via webcast should access the call through Mytheresa’s Investor Relations website at https://investors.mytheresa.com. Those wishing to participate via the telephone may dial in at +1 (844) 200-6205 (USA) or +1 (929) 526-1599 (International). The passcode will be 618310. A replay will be available via webcast through Mytheresa’s Investor Relations website. The telephone replay will be available from 11:00am Eastern Time on February 16, 2022, through February 23, 2022, by dialing +1 (866) 813-9403 (USA) or +44 204 525-0658 (International). The replay passcode will be 995209.

FORWARD LOOKING STATEMENTS

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements relating to the impact of the COVID-19 global pandemic; the impact of restrictions on use of identifiers for advertisers (IDFA); future sales, expenses, and profitability; future development and expected growth of our business and industry; our ability to execute our business model and our business strategy; having available sufficient cash and borrowing capacity to meet working capital, debt service and capital expenditure requirements for the next twelve months; and projected capital spending. In some cases, you can identify forward-looking statements by the following words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements are only predictions. Actual events or results may differ materially from those stated or implied by these forward-looking statements. In evaluating these statements and our prospects, you should carefully consider the factors set forth below.

We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make.

You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made.

Further information on these and other factors that could affect our financial results is included in filings we make with the U.S. Securities and Exchange Commission (“SEC”) from time to time, including the section titled “Risk Factors” included in the form 20-F filed on October 15, 2021 under Rule 424(b)(4) of the Securities Act. These documents are available on the SEC’s website at www.sec.gov and on the SEC Filings section of the Investor Relations section of our website at: https://investors.mytheresa.com.

ABOUT NON-IFRS FINANCIAL MEASURES AND OPERATING METRICS

We review a number of operating and financial metrics, including the following business and non-IFRS metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. We present Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income because they are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Further, we believe these measures are helpful in highlighting trends in our operating results, because they exclude the impact of items that are outside the control of management or not reflective of our ongoing operations and performance. Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income have limitations, because they exclude certain types of expenses. We use Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income as supplemental information only. You are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis.

Our non-IFRS financial measures include:

•	Adjusted EBITDA is a non-IFRS financial measure that we calculate as net income before finance expense (net), taxes, and depreciation and amortization, adjusted to exclude IPO preparation and transaction costs, other transaction-related costs and IPO-related share-based compensation expenses.

•	Adjusted Operating Income is a non-IFRS financial measure that we calculate as operating income, adjusted to exclude IPO preparation and transaction costs, other transaction-related costs and IPO-related share-based compensation expenses.

•	Adjusted Net Income is a non-IFRS financial measure that we calculate as net income, adjusted to exclude finance expenses on our Shareholder Loans, IPO preparation and transaction costs, other transaction-related costs, IPO-related share-based compensation expenses and related income tax effects.

We are not able to forecast net income (loss) on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting certain items that affect net income (loss), including, but not limited to, Income taxes and Interest expense and, as a result, are unable to provide a reconciliation to forecasted Adjusted EBITDA.

Gross Merchandise Value (GMV) is an operative measure and means the total Euro value of orders processed. GMV is inclusive of merchandise value, shipping and duty. It is net of returns, value added taxes and cancellations. GMV does not represent revenue earned by us. We use GMV as an indicator for the usage of our platform that is not influenced by the mix of direct sales and commission sales. The indicators we use to monitor usage of our platform include, among others, active customers, total orders shipped and GMV.

ABOUT MYTHERESA

Mytheresa is one of the leading global luxury fashion e-commerce platforms shipping to over 130 countries. Founded as a boutique in 1987, Mytheresa launched online in 2006 and offers ready-to-wear, shoes, bags and accessories for womenswear, menswear and kidswear. The highly curated edit of over 200 brands focuses on true luxury brands such as Bottega Veneta, Burberry, Dolce&Gabbana, Gucci, Loewe, Loro Piana, Moncler, Prada, Saint Laurent, Valentino, and many more. Mytheresa’s unique digital experience is based on a sharp focus on high-end luxury shoppers, exclusive product and content offerings, leading technology and analytical platforms as well as high quality service operations. The NYSE listed company reported €612.1 million net sales (+36.2% vs. FY20) in its first fiscal year as a public company (https://investors.mytheresa.com).

Investor Relations Contacts Mytheresa.com GmbH Stefanie Muenz phone: +49 89 127695-1919 email: investors@mytheresa.com	Solebury Trout Deena Friedman / Maria Lycouris phone: +1 800 929 7167 email: investors@mytheresa.com
Media Contacts for public relations Mytheresa.com GmbH Sandra Romano mobile: +49 152 54725178 phone: +49 89 127695-236 email: sandra.romano@mytheresa.com	Media Contacts for business press Mytheresa.com GmbH Alberto Fragoso mobile: +49 152 38297355 phone: +49 89 127695-1358 email: alberto.fragoso@mytheresa.com

Source: MYT Netherlands Parent B.V.

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

	Three Months Ended			Six Months Ended
(in millions) (unaudited)	December 31, 2020	December 31, 2021	Change in % / BPs	December 31, 2020	December 31, 2021	Change in % / BPs
Gross Merchandise Value (GMV)	€158.6	€200.2	26.2%	€285.0	€364.0	27.8%
Active customer (LTM in thousands)	569	740	30.2%	569	740	30.2%
Total orders shipped (LTM in thousands)	1,256	1,656	31.8%	1,256	1,656	31.8%
Net sales	€158.6	€187.6	18.3%	€285.0	€345.4	21.2%
Gross profit	€78.6	€100.1	27.4%	€137.3	€177.4	29.3%
Gross profit margin(1)	49.5%	53.4%	390 BPs	48.2%	51.4%	320 BPs
Adjusted EBITDA(2)	€22.1	€28.3	27.8%	€32.6	€42.3	29.9%
Adjusted EBITDA margin(1,2)	14.0%	15.1%	110 BPs	11.4%	12.3%	90 BPs
Adjusted Operating Income (2)	€20.1	€26.0	29.6%	€28.5	€37.9	32.9%
Adjusted Operating Income margin(1,2)	12.7%	13.9%	120 BPs	10.0%	11.0%	100 BPs
Adjusted Net Income(2)	€14.8	€18.9	27.3%	€20.1	€27.1	35.2%
Adjusted Net Income margin(1,2)	9.3%	10.1%	80 BPs	7.0%	7.8%	80 BPs

(1)	As a percentage of net sales.

(2)	EBITDA, adjusted EBITDA, adjusted Operating Income, adjusted net income are measures not defined under IFRS. For further information about how we calculate these measures and limitations of its use, see above.

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

The following are reconciliations of Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income to their most directly comparable IFRS financial measures:

	Three Months Ended			Six Months Ended
(in millions) (unaudited)	December 31, 2020	December 31, 2021	Change in %	December 31, 2020	December 31, 2021	Change in %
Net income	€15.7	€2.1	(86.9%)	€25.4	€(5.2)	(120.6%)
Finance expenses, net	€(5.0)	€0.2	(104.0%)	€(10.2)	€0.4	(103.8%)
Income tax expense	€5.9	€7.0	19.0%	€9.6	€10.4	7.9%
Depreciation and amortization	€2.0	€2.3	10.5%	€4.1	€4.4	9.2%
thereof depreciation of right-of use assets	€1.3	€1.4	6.0%	€2.6	€2.7	4.4%
EBITDA	€18.7	€11.5	(38.3%)	€28.9	€10.0	(65.4%)
IPO preparation and transaction costs(1)	€3.5	€0.0	(100.0%)	€3.7	€0.0	(100.0%)
Other transaction-related costs(2)	€0.0	€1.0	N/A	€0.0	€1.0	N/A
IPO related share-based compensation(3)	€0.0	€15.7	N/A	€0.0	€31.3	N/A
Adjusted EBITDA	€22.1	€28.3	27.8%	€32.6	€42.3	29.9%

	Three Months Ended			Six Months Ended
(in millions) (unaudited)	December 31, 2020	December 31, 2021	Change in %	December 31, 2020	December 31, 2021	Change in %
Operating Income	€16.6	€9.2	(44.3%)	€24.8	€5.5	(77.7%)
IPO preparation and transaction costs(1)	€3.5	€0.0	(100.0%)	€3.7	€0.0	(100.0%)
Other transaction-related costs(2)	€0.0	€1.0	N/A	€0.0	€1.0	N/A
IPO related share-based compensation(3)	€0.0	€15.7	N/A	€0.0	€31.3	N/A
Adjusted Operating Income	€20.1	€26.0	29.6%	€28.5	€37.9	32.9%

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

	Three Months Ended			Six Months Ended
(in millions) (unaudited)	December 31, 2020	December 31, 2021	Change in %	December 31, 2020	December 31, 2021	Change in %
Net Income	€15.7	€2.1	(86.9%)	€25.4	€(5.2)	(120.6%)
IPO preparation and transaction costs(1)	€3.5	€0.0	(100.0%)	€3.7	€0.0	(100.0%)
Other transaction-related costs(2)	€0.0	€1.0	N/A	€0.0	€1.0	N/A
IPO related share-based compensation(3)	€0.0	€15.7	N/A	€0.0	€31.3	N/A
Finance expenses on shareholder loans(4)	€(5.3)	€0.0	(100.0%)	€(10.9)	€0.0	(100.0%)
Income tax effect(5)	€0.9	€0.0	(100.0%)	€1.9	€0.0	(100.0%)
Adjusted Net Income	€14.8	€18.9	27.3%	€20.1	€27.1	35.2%

(1)	Represents non-recurring professional fees, including consulting, legal and accounting fees, related to our initial public offering, which are classified within selling, general and administrative expenses.

(2)	Other transaction-related costs represents non-recurring professional fees, including advisory and accounting fees, related to potential transactions.

(3)	In fiscal 2021, with the effective IPO, certain key management personnel received a one-time granted share-based compensation, for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods, including €31.2 million for the six months ended December 31, 2021. We do not consider these expenses to be indicative of our core operating performance.

(4)	Our Adjusted Net Income excludes finance income (expenses) associated with our Shareholder Loans, which we do not consider to be indicative of our core performance. We did not receive any cash proceeds under the Shareholder Loans, which originated as part of the Neiman Marcus acquisition in 2014. In January 2021, we repaid our Shareholder Loans (principal plus outstanding interest) using a portion of the net proceeds from our initial public offering.

(5)	Reflects adjustments to historical income tax expense to reflect changes in taxable income for each of the periods presented due to changes in finance expenses related to the Shareholder Loans, assuming a statutory tax rate of 27.8%.

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Profit and Comprehensive Income

(Amounts in € thousands, except share and per share data)

	Three Months Ended		Six Months Ended
(in € thousands)	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021
Net sales	158,593	187,571	284,952	345,402
Cost of sales, exclusive of depreciation and amortization	(80,023)	(87,453)	(147,701)	(167,969)
Gross profit	78,570	100,118	137,251	177,433
Shipping and payment cost	(17,833)	(25,509)	(32,666)	(45,476)
Marketing expenses	(19,696)	(23,828)	(37,137)	(46,256)
Selling, general and administrative expenses	(22,104)	(40,980)	(37,660)	(77,138)
Depreciation and amortization	(2,046)	(2,261)	(4,067)	(4,443)
Other expense (income), net	(276)	1,708	(897)	1,427
Operating income	16,615	9,246	24,824	5,547
Finance income	7,952	0	16,243	0
Finance costs	(2,976)	(199)	(6,085)	(388)
Finance income (costs), net	4,975	(199)	10,157	(388)
Income (loss) before income taxes	21,590	9,048	34,981	5,159
Income tax expense	(5,866)	(6,982)	(9,627)	(10,390)
Net income (loss)	15,724	2,066	25,354	(5,230)
Cash Flow Hedge	78	(1,088)	949	(2,169)
Income Taxes related to Cash Flow Hedge	11	336	(231)	604
Foreign currency translation	-	(28)	-	(54)
Other comprehensive income (loss)	89	(780)	718	(1,619)
Comprehensive income (loss)	15,813	1,287	26,072	(6,849)

Basic & diluted earnings per share	€0.22	€0.02	0.36	€(0.06)
Weighted average ordinary shares outstanding (basic) - in millions	70.2	86.3	70.2	86.3
Weighted average ordinary shares outstanding (diluted) - in millions	70.2	87.7	70.2	88.0

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Financial Position

(Amounts in € thousands)

(in € thousands)	June 30, 2021	December 31, 2021
Assets
Non-current assets
Intangible assets and goodwill	155,611	155,353
Property and equipment	8,810	8,411
Right-of-use assets	14,009	21,328
Total non-current assets	178,430	185,091
Current assets
Inventories	247,054	244,312
Trade and other receivables	5,030	41,814
Other assets	14,667	17,535
Cash and cash equivalents	76,760	79,745
Total current assets	343,510	383,406
Total assets	521,941	568,497

Shareholders’ equity and liabilities
Subscribed capital	1	1
Capital reserve	444,951	477,424
Accumulated Deficit	(60,837)	(66,067)
Accumulated other comprehensive income	1,602	(17)
Total shareholders’ equity	385,718	411,342

Non-current liabilities
Provisions	717	742
Lease liabilities	8,786	16,063
Deferred tax liabilities	2,308	4,806
Total non-current liabilities	11,811	21,611
Current liabilities
Tax liabilities	14,293	19,906
Lease liabilities	5,361	5,443
Contract liabilities	10,975	8,314
Trade and other payables	43,558	39,170
Other liabilities	50,225	62,711
Total current liabilities	124,412	135,544
Total liabilities	136,223	157,156
Total shareholders’ equity and liabilities	521,941	568,497

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Changes in Equity

(Amounts in € thousands)

(in € thousands)	Subscribed capital	Capital reserve	Accumulated deficit	Hedging reserve	Foreign currency translation reserve	Total shareholders’ equity
Balance as of July 1, 2020	1	91,008	(28,234)	-	1,602	64,377
Net income	-	-	25,354	-	-	25,354
Other comprehensive income	-	-	-	718	-	718
Comprehensive income	-	-	25,354	718	-	26,072
Share-based compensation	-	14		-		14
Balance as of December 31, 2020	1	91,022	(2,880)	718	1,602	90,463

Balance as of July 1, 2021	1	444,951	(60,837)	-	1,602	385,718
Net income	-	-	(5,230)	-	-	(5,230)
Other comprehensive income	-	-	-	(1,566)	(53)	(1,619)
Comprehensive income	-	-	(5,230)	(1,566)	(53)	(6,849)
Share-based compensation	-	32,473	-	-	-	32,473
Balance as of December 31, 2021	1	477,424	(66,067)	(1,566)	1,549	411,342

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(Amounts in € thousands)

	Six months ended December 31,
(in € thousands)	2020	2021
Net income (loss)	25,354	(5,230)
Adjustments for
Depreciation and amortization	4,067	4,443
Finance (income) costs, net	(10,157)	388
Share-based compensation	14	32,473
Income tax expense	9,627	10,390
Change in operating assets and liabilities
Increase (decrease) in provisions	124	25
(Increase) decrease in inventories	(62,837)	2,741
(Increase) decrease in trade and other receivables	(1,197)	(36,785)
Decrease (increase) in other assets	1,955	(2,817)
(Decrease) increase in other liabilities	2,968	10,267
Increase (decrease) in contract liabilities	(734)	(2,661)
Increase (decrease) in trade and other payables	2,550	(4,387)
Income taxes paid	(1,102)	(1,674)
Net cash provided by (used in) operating activities	(29,368)	7,172
Expenditure for property and equipment and intangible assets	(1,363)	(1,057)
Proceeds from sale of property and equipment and intangible assets	44	-
Net cash (used in) investing activities	(1,319)	(1,057)
Interest paid	(3,962)	(388)
Proceeds from bank liabilities	64,990	-
Repayment of liabilities from banks	(29,000)	-
Repayment of Shareholder loans	(2,411)	-
Payment of lease liabilities	(3,047)	(2,689)
Net cash (used in) provided by financing activities	26,570	(3,076)
Net increase (decrease) in cash and cash equivalents	(4,118)	3,038
Cash and cash equivalents at the beginning of the period	9,367	76,760
Effects of exchange rate changes on cash and cash equivalents	(18)	(53)
Cash and cash equivalents at end of the period	5,231	79,745